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                              March 26, 2021

       Alicia Dietzen
       General Counsel
       KnowBe4, Inc.
       33 N. Garden Avenue
       Clearwater, FL 33755

                                                        Re: KnowBe4, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-254518

       Dear Ms. Dietzen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated March 15, 2021.

       Registration Statement on Form S-1

       The Offering, page 10

   1. You indicate that the number of shares of Class A common stock and Class B common stock to be outstanding
after this offering is based on no shares of Class A common stock and 3,911,090 shares of
Class B common stock outstanding as of December 31,
                                                        2020. Please revise the
introductory paragraph to clarify that this represents the pro forma number of shares
outstanding assuming the Capital Stock Conversion and Class B
                                                        Reclassification
occurred as of December 31, 2020. Similar clarifications should be made on pages 56 and 59.
 Alicia Dietzen
FirstName
KnowBe4, LastNameAlicia Dietzen
           Inc.
Comapany
March      NameKnowBe4, Inc.
       26, 2021
March2 26, 2021 Page 2
Page
FirstName LastName
Summary Historical Consolidated Financial Data, page 14

2. We note your revised disclosure and reference to footnote (1) and (2) to pro forma net loss per share and pro forma weighted-average shares outstanding used to compute pro forma net loss per share. Please remove the reference to footnote (1) as you are only presenting pro forma per share information on an as adjusted basis. Also, given the number of adjustments, please revise to include a reconciliation for both the numerator and denominator used in your pro forma per share calculations. Capitalization Table, page 54

3. Please revise your pro forma as adjusted information to include an adjustment to accumulated deficit for the share-based compensation that will be recorded upon the issuance and immediate vesting of the Liquidity RSUs.
4. Please revise to include a line item for "Common stock" and respective amounts for the
         Actual column to be consistent with what is reflected in the historical balance sheet as of
         December 31, 2020.
5. It appears that in response to prior comment 2 you removed the proceeds from the exercise of Selling Stockholder Option Shares from the pro forma, as adjusted, cash and cash equivalents. Please confirm that the exercise of such options is considered probable and to the extent you continue to exclude such proceeds from the capitalization table, revise footnote (1) to disclose the amount excluded.
6. It appears that 2,815,115 shares of convertible preferred stock will convert into common stock pursuant to the terms of the Capital Stock Conversion and then all common stock shares will be reclassified to Class B common stock pursuant to the terms of the Class B
         Reclassification. As such, please explain your reference in the second bullet on page 56 to only 1,056,975 common shares converting to Class B common stock or revise your disclosures as necessary.
7. You disclose here and elsewhere that the February 2021 option grant to purchase 1,000 shares of Class B stock has an exercise price of $792.49 per share; however, in the correspondence dated March 25, 2021, you state such option has an exercise price of
         $480.10. Please explain and revise your disclosures as necessary. Description of Capital Stock, page 133

8. Please revise to provide a more detailed description of the material voting rights of the
         Class A common stockholders. For example, disclose whether Class A common
         stockholders are entitled to a separate class vote under Delaware law and under what circumstances.
 Alicia Dietzen
FirstName
KnowBe4, LastNameAlicia Dietzen
           Inc.
Comapany
March      NameKnowBe4, Inc.
       26, 2021
March3 26, 2021 Page 3
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 15 - Subsequent Events, page F-30

9. Please revise to disclose the options to purchase 1,000 shares of your Class B common stock granted after December 31, 2020, noting the date the award was granted and the related estimated stock-based compensation to be recognized. Also, include a discussion of the Revolving Credit Facility entered into with Bank of America. Refer to ASC 855-10-
         50-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Tony Jeffries, Wilson Sonsini Goodrich & Rosati